ASX RELEASE | April 30, 2021 | ASX:PLL; NASDAQ:PLL

MARCH 2021 QUARTERLY REPORT

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its March 2021 quarterly report.

Highlights during and subsequent to the quarter were:

•
Appointed Mr. David Klanecky as Executive Vice President and Chief Operating Officer of the Company. Mr. Klanecky most recently served as Albemarle Corporation’s Vice President – Lithium Operations – APAC/EU, with responsibility for hard rock lithium mining and chemical processing activities;

•
Expanded the Company’s senior management team through the addition of Ms. Malissa Gordon – Community and Government Relations, Mr. Jim Nottingham – Senior Project Manager Concentrate Operations, Mr. Pratt Ray – Production Manager – Chemical Operations, Mr. Brian Risinger – Vice President Corporate Communications, and Mr. Bruce Czachor – Vice President and General Counsel;

•	Appointed experienced mining company executive, Mr. Todd Hannigan, as Non-Executive Director of the Company;
•
Completed a U.S. public offering of 1.75 million of its American Depositary Shares (“ADSs”), with each ADS representing 100 of its ordinary shares, at an issue price of US$70.00 per ADS, to raise gross proceeds of US$122.5 million (A$159.1 million). J.P. Morgan, Evercore ISI and Canaccord Genuity acted as joint book-runners for the public offering.

•
Increased the Company’s total Mineral Resources for its flagship Piedmont Lithium Carolinas operations in the United States by 40% to 39.2 million tonnes at a grade of 1.09% Li2O, with 55% of the Mineral Resource classified in the Indicated category;

•
Commenced a Definitive Feasibility Study (“DFS”) for the Company’s integrated North Carolina lithium hydroxide operations, incorporating our mine and concentrate operations that will produce spodumene concentrate and our proposed lithium hydroxide chemical plant in Kings Mountain, North Carolina, that will convert spodumene concentrate into battery-grade lithium hydroxide;

•
Entered into agreements to acquire a 19.9% interest in Sayona Mining Limited (“Sayona”) through shares and convertible notes.  Piedmont will also purchase a 25.0% stake in Sayona’s 100% owned Quebec subsidiary, Sayona Quebec Inc (“Sayona Quebec”).  Sayona Quebec owns the Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based North American Lithium’s assets out of bankruptcy;

•
Piedmont and Sayona Quebec have also entered into a binding spodumene concentrate supply agreement pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec’s spodumene concentrate production at market prices on a life-of-mine basis; and

•
Shareholders approved the Company’s proposed re-domicile from Australia to the United States via a Scheme of Arrangement on April 29, 2021. The Company’s primary listing will now move from the Australian Securities Exchange (“ASX”) to the Nasdaq Capital Market (“Nasdaq”). Piedmont will retain an ASX listing via Chess Depositary Interests (“CDIs”).

Keith D. Phillips, President and CEO of Piedmont, commented:
“This was an eventful quarter, as we positioned Piedmont to be the United States’ first greenfield lithium project in over 50 years. We announced a meaningful increase to our mineral resources, launched an integrated definitive feasibility study, and raised $122 million through a highly successful US equity placement.  We made a strategic investment in Sayona Mining, establishing Piedmont as a multi-asset company with a footprint in the important lithium hub of Quebec, Canada, and we progressed the redomiciling of Piedmont to the United States, aligning the corporate entity with our US assets and management team. Most importantly, we enhanced our management team substantially with the addition of David Klanecky as Chief Operating Officer along with several other notable appointments.  Piedmont is at the nexus two important megatrends – the electrification / decarbonization of the economy, and the regionalization of supply chains.  We are advancing our business with the right assets, in the right location, with the right people, all at the right time.”
For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	Vice President – Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

Company Overview
Piedmont (Nasdaq:PLL; ASX:PLL) is developing a world-class integrated lithium business in the United States, enabling the transition to a net zero world and the creation of a clean energy economy in America. Our location in the renowned Carolina Tin Spodumene Belt of North Carolina, the cradle of the lithium industry, positions us to be one of the world’s lowest cost producers of lithium hydroxide, and the most strategically located to serve the fast-growing US electric vehicle supply chain. The unique geographic proximity of our resources, production operations and prospective customers places us on the path to be among the most sustainable producers of lithium hydroxide in the world and should allow Piedmont to play a pivotal role in supporting America’s move to the electrification of transportation and energy storage.  For more information, visit www.piedmontlithium.com.
Piedmont has reported 39.2 million tonnes of Mineral Resources grading at 1.09% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.

USA
Piedmont Lithium
N
Lincolnton
321
77
Piedmont Lithium Carolinas
Mineral Resource
39.2 Mt @ 1.09% Li_2O
Hallman-Beam Mine
Shelby
Bessemer City
Gastonia
Belmont
85
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Charlotte
Albemarle, Kings Mountain Lithium Processing Facility
North Carolina
South Carolina
Piedmont Lithium Carolinas
Corporate HQ
Major highway
Railway
City
20 km

Figure 1: Piedmont Lithium Carolinas located within the TSB

A Growing Leadership Team

During and subsequent to the quarter, Piedmont significantly strengthened its leadership team through the addition of executive and senior management team members including:
•	Mr. David Klanecky has been appointed as Executive Vice President and Chief Operating Officer;
•	Mr. Brian Risinger has been appointed as Vice President – Corporate Communications;
•	Mr. Bruce Czachor has been appointed as Vice President – General Counsel;
•	Mr. Jim Nottingham has been appointed as Senior Project Manager – Concentrate Operations;
•	Mr. Pratt Ray has been appointed as Production Manager – Chemical Operations;
•	Ms. Malissa Gordon has been appointed as Manager – Community and Government Relations; and,
•	Mr. Todd Hannigan joined the Company’s board as a Non-Executive Director.

Strong Balance Sheet

During the quarter, the Company successfully completed an underwritten public offering of 1.75 million of its American Depositary Shares (“ADSs”), with each ADS representing 100 of its ordinary shares, at an issue price of US$70.00 per ADS, to raise gross proceeds of US$122.5 million (A$159.1 million) (“Public Offering”).
J.P. Morgan, Evercore ISI and Canaccord Genuity acted as joint book-runners for the Public Offering. BTIG, LLC, B. Riley Securities, Loop Capital Markets, Roth Capital Partners, ThinkEquity, a division of Fordham Financial Management, Inc., Jett Capital Advisors and Tuohy Brothers acted as co-managers for the Public Offering.
Piedmont finished the quarter with a cash balance of US$167.2 million (A$218.6 million).

Increased Mineral Resources

During the quarter, Piedmont announced an update to the Company’s global Mineral Resource estimate.  This updated increased the Company’s total Mineral Resources by approximately 40% to 39.2 million tonnes at a grade of 1.09% Li2O.  The Mineral Resource was reported in accordance with JORC Code (2012 Edition) and 55% of the Mineral Resources are in the Indicated category.
Table 1: Piedmont Lithium Global Mineral Resources Estimate (MRE)
Resource Category	Tonnes (Mt)	Grade (Li2O%)	Li2O (t)	LCE (t)
Indicated	21.6	1.12	241,000	597,000
Inferred	17.6	1.03	181,000	449,000
Total	39.2	1.09	422,000	1,046,000

Integrated Feasibility Featuring Metso Outotec

During the quarter the Company launched a definitive feasibility study (“DFS”) for an integrated North Carolina lithium hydroxide operation featuring Metso Outotec’s innovative alkaline pressure leach technology.
Using Metso Outotec’s technology, which omits the acid roasting step of conventional spodumene conversion, is expected to reduce air emissions from the chemical operations, compared with our prior studies, and importantly, consumption of sulfuric acid and sodium sulfate waste products will be eliminated. The DFS will also evaluate enhancements to our Carolina operations including installation of solar generating capacity, in-pit crushing systems, and elimination of haul trucks from our operations plan, all of which are expected to improve both carbon emissions and project economics.

The DFS is scheduled to be completed by the end of the third quarter of 2021.  The Company will also update investors with a preliminary economic assessment of the integrated business in May 2021.

Sayona Investment – Creating a Multi-Asset Company

During the quarter, the Company established a strategic partnership with Sayona (ASX:SYA) through the purchase of equity stakes in Sayona and its 100% owned Quebec subsidiary, Sayona Quebec, as well as a binding supply agreement for at least 50% of Sayona Quebec’s planned spodumene concentrate production.
Piedmont has entered into agreements to acquire a 19.9% interest in Sayona Mining Limited (“Sayona”) through shares and convertible notes. Piedmont will also purchase a 25.0% stake in Sayona Quebec for approximately US$5.0 million in cash.  Sayona Quebec owns the DFS-level Authier lithium project, the highly prospective Tansim lithium project, and is pursuing a bid to acquire Quebec-based NAL’s assets out of bankruptcy.
Piedmont and Sayona Quebec have also entered into a binding spodumene concentrate Supply Agreement pursuant to which Sayona Quebec will supply to Piedmont the greater of 60,000 t/y or 50% of Sayona Quebec’s SC6 production at market prices on a life-of-mine basis.

United States Re-domiciliation

During the quarter, the Company substantially progressed its proposed re-domicile from Australia to the United States via a proposed Scheme of Arrangement (“Scheme”).
On April 29, 2021 the Company’s Shareholders approved the Scheme. Piedmont will now move its primary listing from the ASX to the Nasdaq Capital Market (“Nasdaq”) and will retain an ASX listing via Chess Depositary Interests (“CDIs”).
Pursuant to the Scheme:

•
Holders of Piedmont ordinary shares will be entitled to receive one (1) CDI in Piedmont USA for each ordinary share held in Piedmont on the Scheme record date (with each CDI to represent 1/100th of a share of common stock in Piedmont USA); and

•
Holders of Piedmont American Depositary Shares (“ADSs”) (each ADS currently represents 100 Piedmont ordinary shares) will be entitled to receive one (1) share of common stock in Piedmont USA for each ADS held in Piedmont on the Scheme record date.

The re‐domiciliation is not expected to result in any material changes to Piedmont’s assets, management, operations, or strategy, and is expected to be structured on a tax-neutral basis to Piedmont and its shareholders.
ASX Additional Information
Mining Properties
As at March 31, 2021, the Project comprised approximately 2,667 acres of surface property and associated mineral rights in North Carolina, of which approximately 988 acres are owned, approximately 113 acres are subject to long-term lease, approximately 79 acres are subject to lease-to-own agreements, and approximately 1,487 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to purchase or, in some cases, enter into long-term leases for the surface property and associated mineral rights.
During the quarter, the Company purchased approximately 297 acres of surface property (and associated mineral rights) upon exercising existing option agreements.  The Company entered into additional option agreements covering 345 acres with local landowners during the quarter.

Piedmont also owns a 61-acre property in Kings Mountain, North Carolina, which will be the site of Piedmont’s proposed lithium chemical plant. The site is located approximately 20 miles from Piedmont’s proposed mine/concentrator in Gaston County, North Carolina.
Mining Exploration Expenditures
During the quarter, the Company made the following payments in relation to mining exploration activities:
Activity	US$000
Metallurgical testwork	(308)
Drilling and assays	(820)
Geological consultants	(128)
Technical studies	(575)
Permitting	(19)
Field supplies, vehicles, travel, and other	(70)
Total as reported in Appendix 5B	(1,920)

Related Party Payments
During the quarter, the Company made payments of approximately US$240,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions, and fees for services in relation to business development activities.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Company’s Mineral Resources estimate of 39.16Mt @ 1.09% Li2O comprises Indicated Mineral Resources of 21.55Mt @ 1.12% Li2O and Inferred Mineral Resources of 17.61Mt @ 1.03% Li2O.  The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of ‘Professional Geoscientists Ontario’ (PGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Principal Resource Geologist and full-time employee at McGarry Geoconsulting Corp. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.
This announcement has been authorised for release by the Company’s CEO, Mr. Keith Phillips.

Rule 5.5
Appendix 5B
Mining exploration entity or oil and gas exploration entity
quarterly cash flow report
Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	March 31, 2021

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
1.	Cash flows from operating activities	-	-
1.1	Receipts from customers
1.2	Payments for	(1,920)	(3,197)
	(a)exploration & evaluation
	(b)development	-	-
	(c)production	-	-
	(d)staff costs	(1,604)	(2,663)
	(e)administration and corporate costs	(930)	(1,456)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	4	18
1.5	Interest and other costs of finance paid	(67)	(205)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	(138)
1.8	Other (provide details if material): (a) business development	(261)	(563)
1.9	Net cash from / (used in) operating activities	(4,778)	(8,204)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
	(a)entities
	(b)tenements	(5,287)	(10,592)
	(c)property, plant and equipment	-	(16)
	(d)exploration & evaluation	-	-
	(e)investments	(7,655)	(7,655)
	(f)other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)                                                                                                              Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
2.2	Proceeds from the disposal of:	-	-
	(a)entities
	(b)tenements	-	-
	(c)property, plant and equipment	-	-
	(d)investments	-	-
	(e)other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(12,942)	(18,263)

3.	Cash flows from financing activities	122,500	187,784
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	30	163
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(8,499)	(13,171)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	114,031	174,776

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	70,937	18,857
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,778)	(8,204)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(12,942)	(18,263)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	114,031	174,776

ASX Listing Rules Appendix 5B (17/07/20)                                                                                                              Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (9 months) US$000
4.5	Effect of movement in exchange rates on cash held	1	83
4.6	Cash and cash equivalents at end of period	167,249	167,249

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	167,249	70,937
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	167,249	70,937

6.	Payments to related parties of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(240)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)                                                                                                              Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	US$000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,778)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(4,778)
8.4	Cash and cash equivalents at quarter end (item 4.6)	167,249
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	167,249
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	35

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable

8.8.2.            Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable
	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable
	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)                                                                                                              Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement
1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:                            April 30, 2021

Authorised by:          Company Secretary
(Name of body or officer authorising release – see note 4)

Notes
1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)                                                                                                              Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.